Exhibit 99.(a)(13)

24/7 Real Media Announces Expiration of Hart-Scott-Rodino Waiting Period

for Tender Offer By WPP Group

NEW YORK – June 15, 2007 – 24/7 Real Media, Inc. (NASDAQ: TFSM), a leading global digital marketing company, today announced that the waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m., New York City time, on Wednesday, June 13, 2007, without a request for additional information from the U.S. Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice, with respect to the proposed acquisition of shares of 24/7 Real Media, Inc. by WPP Group plc pursuant to the tender offer described below. The expiration of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the closing of the tender offer.

The tender offer is conditioned upon at least a majority of the outstanding 24/7 Real Media shares, determined on a fully diluted basis (calculated in accordance with the terms of the Merger Agreement, dated as of May 17, 2007. entered into between 24/7 Real Media, Inc. and WPP Group plc), being tendered, as well as the satisfaction of regulatory and other customary conditions. Approval of the transaction by WPP shareholders is not required.

As previously announced, a subsidiary of WPP has commenced a cash tender offer to acquire all of 24/7 Real Media’s outstanding shares of common stock for $11.75 per share net to the sellers in cash without interest. Unless the tender offer is extended, it and any withdrawal rights to which 24/7 Real Media’s stockholders may be entitled will expire at 12:00 midnight, New York City time, on Wednesday, June 27, 2007 (the end of the day on Wednesday).

About 24/7 Real Media, Inc.

24/7 Real Media, Inc. is a leading global digital marketing company, empowering advertisers and publishers to engage their target audiences with greater precision, transparency and ROI.  Using its award winning ad serving, targeting, tracking and analytics platform, powerful search marketing capabilities and global network of specialized Web sites, the company has turned the art of reaching audiences across virtually any digital medium into a measurable science.  The company is headquartered in New York, with 20 offices in 12 countries throughout North America, Europe and the Asia Pacific region.  For more information, please visit www.247realmedia.com.

24/7 Real Media: The Science of Digital Marketing.

24/7 Real Media is a member of the NAI and adheres to the NAI privacy principles that have been applauded by the FTC. These principles are designed to help ensure Internet user privacy. For more information about online data collection associated with ad serving, including online preference marketing and an opportunity to opt-out of 24/7 Real Media cookies, go to: www.networkadvertising.org.

24/7 Real Media, Inc. Media Relations:	24/7 Real Media, Inc. Investor Relations:
Stephen Sumner Weber Shandwick Tel: 212-445-8475 Cell: 845-489-5067 Email: ssumner@webershandwick.com	Sushene S. Leitch Director, Investor Relations 24/7 Real Media, Inc. Telephone: 212-231-7990 Email: investorrelations@247realmedia.com

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